Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 4, 2016

Exhibit 99.1

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	INTERVIEW w/ @FortuneMagazine: Leading a geographically dispersed company:
Details: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/705759710578749440]

Tweet 2:	#Diebold CEO explains “streitkulture” to @FortuneMagazine:
http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 3:	“Embrace talent wherever it exists,” Andy Mattes tells @FortuneMagazine.
http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 4:	INTERVIEW: How to successfully lead a diverse and dispersed company:
http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Tweet 5:	Andy Mattes talks business philosophy w/ @susiegharib from #Fortune:
http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Exhibit 99.2

Diebold, Incorporated

North Canton, Ohio, United States of America

Announcement pursuant to section 23 para. 1 sentence 1 no. 1 of the German Securities

Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On February 5, 2016, Diebold, Incorporated, North Canton, Ohio, United States of America (the “Bidder”) has published the offer document for its voluntary public takeover offer in the form of a combined cash and exchange offer (“Takeover Offer”) to the shareholders of Wincor Nixdorf Aktiengesellschaft, Paderborn, Germany (“Wincor Nixdorf”) regarding the acquisition of all of their no-par value bearer shares in Wincor Nixdorf each with a notional interest in the share capital of EUR 1.00 (ISIN: DE000A0CAYB2) (“Wincor Nixdorf-Shares”) for a consideration of EUR 38.98 in cash and 0.434 shares of the Bidder (ISIN: US2536511031) for each Wincor Nixdorf-Share. The acceptance period for this Takeover Offer expires on March 22, 2016 at 24.00 hours (CET), unless extended pursuant to applicable law. In case of a settlement of the Takeover Offer, tendered Wincor Nixdorf-Shares will be transferred pursuant to the terms of the offer document directly from the tendering shareholders of Wincor Nixdorf to Diebold Holding Germany Inc. & Co. KGaA, a wholly-owned subsidiary of the Bidder.

1.	As of March 4, 2016, 14:00 hours (CET) (“Reference Date”) the Takeover Offer has been accepted for a total of 538,511 Wincor Nixdorf-Shares. This corresponds to approximately 1.63 % of the share capital and voting rights of Wincor Nixdorf.

2.	As of the Reference Date, the Bidder held no Wincor Nixdorf-Shares directly. This corresponds to 0 % of the share capital and voting rights in Wincor Nixdorf.

3.	As of the Reference Date, the Diebold Incorporated Pension Master Trust, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 and 3 of the German Securities Acquisition and Takeover Act, held 4,100 Wincor Nixdorf-Shares (4,100 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer). This corresponds to 0.012 % of the share capital and voting rights in Wincor Nixdorf which will be attributed to the Bidder in accordance with section 30 para 1 sentence 1 no. 1 sentence 3 of the German Securities Acquisition and Takeover Act.

4.	As of the Reference Date, the Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act, held 3,268,777 Wincor Nixdorf-Shares (3,268,777 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer) (“Treasury Shares”). This corresponds to approximately 9.88 % of the share capital and voting rights in Wincor Nixdorf. Wincor Nixdorf Facility GmbH is a wholly owned, indirect subsidiary of Wincor Nixdorf. Therefore, in accordance with sections 71b, 71d sentences 2 and 4 of the German Stock Corporation Act (Aktiengesetz, AktG), Wincor Nixdorf Facility GmbH is not entitled to any rights arising out of these Treasury Shares. Wincor Nixdorf and Wincor Nixdorf Facility GmbH entered into a Blocked Account and Non-Tender Agreement with the Bidder in which they agreed, among others, not to tender the Treasury Shares in the course of the Takeover Offer.

5.	In addition, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held Wincor Nixdorf-Shares nor were any additional voting rights of Wincor Nixdorf-Shares attributed to them in accordance with section 30 of the German Securities Acquisition and Takeover Act. Further, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held neither directly nor indirectly any instruments within the meaning of section 25 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) and therefore held no further, in accordance with sections 25, 25a of the German Securities Trading Act reportable, voting rights in relation to Wincor Nixdorf.

The total number of Wincor Nixdorf-Shares and voting rights of the Bidder arising out of Wincor Nixdorf-Shares for which the Takeover Offer was accepted until the Reference Date plus Wincor Nixdorf voting stock (i.e. excluding Treasury Shares) held by the Bidder and any jointly acting person with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act or their subsidiaries amounts to 542,611 Wincor Nixdorf-Shares. This corresponds to approximately 1.64 % of the share capital and voting rights in Wincor Nixdorf.

North Canton, March 4, 2016

Diebold, Incorporated

IMPORTANT NOTICE FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold, Incorporated (“Diebold”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the Takeover Offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the offer document in German in connection with the Takeover Offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, upon request, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf-Shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Exhibit 99.3

The following communications were made available on Diebold, Incorporated’s website:

Newspaper Article from Handelsblatt Translated into English from German

February 5, 2016 – Now the shareholders must decide

The American ATM manufacturer Diebold plans to take over its German competitor Wincor Nixdorf. The shareholders initially have until late March to accept the offer.

Dusseldorf. It is now up to shareholders to decide whether they will accept the takeover offer from American ATM manufacturer Diebold for its German competitor Wincor Nixdorf. The Paderborn-based company announced that Diebold had made an official offer on Friday. The shareholders initially have until March 22 to accept the offer. The second deadline will be April 12 if Diebold is forced to extend its offer.

The American company has offered EUR 38.98 in cash and 0.434 Diebold shares for each of the almost 30 million Wincor shares in free float. Based on Thursday’s closing price, that offer equates to EUR 49.64 per share. On Friday, Wincor’s share price increased slightly, to EUR 46.33.

However, the takeover will only be finalized if Diebold is able to purchase more than 67.6 percent of the shares in Wincor. Together with the almost 3.3 million shares held by Wincor, which the Paderborn-based company plans to sell, that would give the Americans a three-fourths majority. According to the offer documents, the takeover would cost Diebold approximately EUR 1.3 billion, including transaction costs.

Wincor and Diebold plan to create a company with annual net sales of EUR 4.8 billion and approximately 25,000 employees, closing the gap to U.S. market leader NCR. Wincor has a strong presence in Europe, whereas Diebold is strong in North America. The companies are behind approximately 1 million ATMs. The offer documents show that the companies started discussing a takeover in spring 2015. In summer, however, Wincor was denied that it was engaged in negotiations.

The industry is currently undergoing a transformation. Cash is becoming less important in numerous countries, and banks and retailers are increasingly using new payment models. As a result, ATM manufacturers are looking for new sources of revenue. Wincor has also been suffering from savings programs at banks and caution on the part of retailers when it comes to investment, and has struggled to find its feet in the aftermath of the financial crisis.

CEO Eckard Heidloff therefore announced restructuring measures last year. Among other things, the company plans to transform itself into a software and IT service provider. Heidloff has already achieved some initial success. The company’s net sales and results saw stronger-than-expected growth in the first quarter. That has made him more optimistic about the current fiscal year. He increased the company’s annual targets and asked shareholders to agree to the merger with Diebold: “Together we are better positioned to take advantage of opportunities that would be significantly more difficult for each company to profit from alone.”

Newspaper Article from Neue Westfälische Translated into English from German

January 24, 2016 – New CEO promises more money for innovation at Diebold Nixdorf

Andy Mattes sees great potential for synergy/Three segments to be restructured

Paderborn. In a few weeks, shareholders in the Paderborn-based ATM manufacturer Wincor Nixdorf will receive a takeover offer from its American competitor Diebold. A majority of 75 percent is required for the transaction to be approved. “We expect to have all the necessary authorizations by the summer,” Diebold CEO Andy Mattes (54) said during his visit to Paderborn. Securities regulators and antitrust authorities in both countries must approve the deal.

The future company, Diebold Nixdorf, will be listed in Frankfurt and New York, headquartered in North Canton, Ohio, and run by Mattes (CEO), who was born in Nuremburg. The new company will employ 25,000 people around the globe and be behind 1 million ATMs worldwide, out of a total of 3 million, making it the market leader.

“ATMs are no longer monolithic systems. Instead, they are made up of a wide variety of components,” Mattes explained. As a result, product integration will primarily be carried out at the component level. “We can make the decision that, as a group, we will only produce three types of one component (such as the bank note separator), rather than the current seven. There will also be consolidation in terms of the components we purchase from suppliers.”

Mattes stressed that “the aim is to achieve a leading position when it comes to software and services.” The number of ATMs will remain constant, but will not increase, said Eckard Heidloff (59), CEO of Wincor Nixdorf, who will become president of the new company and play a leading role in its business operations. Heidloff: “Our business is growing thanks to the automation of the banking business in industrialized countries, which relies on state-of-the-art hardware. Because the banks want to be present in a growing number of sales channels, demand for software is also growing.”

Mattes promised: “This merger represents a huge opportunity to turn two companies into a global powerhouse of innovation that is equally strong on both sides of the Atlantic.” He sees tremendous potential for synergy: “We no longer have to develop the same thing twice.” That will lead to significant savings in basic development, freeing up funds for innovation. And it will make Diebold Nixdorf faster and more flexible – and increase the need for software developers. Mattes thinks shareholders will see the benefits of a merger within two years.

According to the S-4 filing, which Diebold published on its website, the new company will have two headquarters, in Canton and Paderborn, and be divided into three segments. The hardware business will be based in Paderborn under the management of Wincor executive Ulrich Näher. The software division (Utrecht, Paderborn) will be headed by Diebold manager Alan Kerr, while the company’s service business (Canton) will fall under the responsibility of Olaf Heyden, a member of Wincor’s board of directors.

Newspaper Article from Westfalen-Blatt Translated into English from German

January 22, 2016 – Paderborn will remain an important location

Paderborn (WB/ef). The planned takeover of Wincor Nixdorf by its American competitor Diebold should be completed by summer 2016, as the future CEO of Diebold-Nixdorf, Andy W. Mattes (54), stressed in Paderborn on Friday.

The planned takeover of Wincor Nixdorf by its American competitor Diebold should be completed by summer of this year, as the future CEO of Diebold-Nixdorf, Andy W. Mattes (54), stressed in Paderborn on Friday. As the world’s new leading ATM manufacturer, Diebold-Nixdorf wants to increase its market share and, in particular, maintain its lead over competitors in China and South Korea. Together the two listed companies are behind 1 million of the 3 million ATMs worldwide. Wincor Nixdorf also produces cash register systems for the retail industry.

Paderborn location to retain an important role

“We have the opportunity to turn two companies into a global powerhouse of innovation,” said Mattes. “And we will be equally strong on both sides of the Atlantic.”

According to Mattes the Paderborn location, which currently employs a staff of approximately 1,900, will continue to play an important role. In the future it will be the home of the company’s hardware business. Diebold has 16,000 employees and generated net sales of approximately EUR 2.3 billion in 2014. That same year, Wincor Nixdorf had net sales of just less under EUR 2.5 billion and 9,000 employees. Wincor Nixdorf’s shareholders will meet for their annual general meeting in Paderborn next Monday.

Newspaper Article from Neue Westfälische Translated into English from German

November 24, 2015 – Interview with the Diebold-Nixdorf’s top executives: “Paderborn will lead the hardware business”

In the future, Andy Mattes (Diebold) and Eckard Heidloff (Wincor Nixdorf AG) will lead the new company together

Mr. Heidloff, how satisfied are you with the offer from Diebold?

Eckard Heidloff: The shareholders have been offered a fair price. But, in the end, the decisive question is whether the merged companies have a future. We’ve compared that situation with the outlook if the companies remain independent, and after careful consideration we think the merger is the better solution. The path hasn’t always been easy. We had to overcome our differences and address important issues: Are our cultures compatible? What do our customers and employees think? In my view, a joint future as Diebold-Nixdorf is the right choice.

Mr. Mattes, will Diebold-Nixdorf be stronger than Wincor alone?

Andy Mattes: There are three key reasons it will: The fit between the companies in the global market is very good. Second, we will double our expertise, particularly in the software business, and expand our service network considerably. At the same time, we will be able to leverage substantial potential for synergy. This is attractive for our customers, for our employees, who will have great new opportunities within a global company, and for our shareholders.

Diebold generates significantly less net sales per employee than Wincor. Why?

Mattes: Yes, that is true. It’s due to the different service strategies pursued by the two companies. Diebold has traditionally relied on its own employees in its service business, while Wincor works with more third-party service providers. That also represents an important source of synergies. For example, our service team in the U.S. has 3,000 employees. Now they will be able to maintain devices supplied by Wincor, which will increase staff utilization. In the service business, the level of utilization is decisive.

Mr. Heidloff, how will the takeover affect the Paderborn location?

Heidloff: The new company head offices will be located in the U.S., in Canton. But it will be managed from two headquarters – one in North Canton and the other in Paderborn. Both parts of the company have strengths and weaknesses. The two companies will be integrated, and responsibilities will be global. Paderborn will play a decisive role in the hardware system business – responsibility for hardware will remain in Paderborn, while North Canton will be responsible for the service business. The headquarters of the software business will be in Utrecht, with a strong presence in London, Canada. However, there will not be any one-sided decisions – for example, there will still be hardware system development teams in North Canton. We at Wincor Nixdorf have already agreed to reduce staff numbers by 500 in Germany – primarily in Paderborn. That restructuring program will continue unchanged, and we are not planning any further significant job cuts.

Surely administrative functions in Paderborn will be reduced to achieve the planned synergies. Doesn’t that mean jobs are in danger?

Heidloff: Yes, we need to leverage synergies in administration. But that isn’t just an issue for Paderborn. Administrative regions will be merged, which will also leverage synergies. However, we don’t yet have an exact plan of how this will affect Paderborn and North Canton – that is what we need to work out now.

How many administrative employees are there in Paderborn?

Heidloff: We don’t divide functions in that way, so there are no defined administrative areas in that sense. Today we have approximately 2,000 employees in Paderborn. There will be changes, but they won’t necessarily be negative.

Here in the region, we’re naturally concerned about the Paderborn location. Will Paderborn continue to be competitive as the location of the hardware business?

Heidloff: In the past, we were always competitive and had to continually adapt to market conditions – the merger won’t change that. We need to offer robust, high-quality, innovative hardware. In the future, we will be able to reduce costs by using the same components in more devices, for example – and we will have to keep constantly reinventing ourselves.

Mr. Mattes, in a few years, will Paderborn be just one of the many locations owned by the group?

Mattes: No. As Eckard just said: We are bringing 25,000 people together at one company. Whenever one company acquires another, the people of that company are one of the most important assets. It is essential that we retain good people – wherever they are in the world. We must ensure that we encourage their loyalty to the company and offer them long-term prospects. The new opportunities for growth that we will have as a global company will help us achieve that. Paderborn will remain an important location in the long-term, and it will help shape Diebold-Nixdorf.

Newspaper Article from Süddeutsche Zeitung Translated into English from German

November 23, 2015 – Stronger together

ATM manufacturers Diebold and Wincor Nixdorf are looking to combine their strengths. That represents an opportunity for the Paderborn-based company.

By Christoph Giesen and Helmut Martin-Jung

You put in your card, enter your PIN and choose an amount. The machine whirs for a moment and then spits out your cash. Today, almost everyone uses ATMs, and in the past it was always clear that the banks would take care of the money and managing accounts, while the ATM manufacturers would build and maintain the machines. However, with banks now looking to save money and close branches, the rules of the game have changed. If the ATM and cash register manufacturers Diebold and Wincor Nixdorf decide to combine their strengths, it won’t be because it allows them to build better machines at a lower cost. Instead, they want to steer their business in a new direction.

“The market is changing, from hardware to software and services,” says Andy Mattes, CEO of the American company Diebold, the world’s second-largest ATM manufacturer after NCR. Other areas of the IT industry have been affected by similar developments, he adds. Following the merger, Mattes would become CEO of the new company.

His aim is to offer the merged companies’ entire business as a service in the future. “Many internal processes are still managed by banks,” he notes. “In the future, they will be handled by service providers.” The banks currently handle 80 percent of such services themselves. Wincor Nixdorf CEO Eckard Heidloff agrees: “Business as usual is no longer an option.” Heidloff had long resisted a takeover by the American company, but its plans finally convinced him.

In the near future, the banks will be looking for service providers that can handle such tasks at a lower cost, Mattes believes. And he predicts that: “Our main competitors won’t be hardware manufacturers. Instead, they will be providers of outsourced services.”

The name Nixdorf still has positive associations in Germany

The company’s CEO sees the merger as an “incredible opportunity.” He noted that the two companies are “extremely complimentary.” Diebold has a strong presence in the U.S., whereas Wincor Nixdorf is strong in Europe. That means considerable potential for synergy, he says. Because Wincor Nixdorf did a lot of business with partners in the past, the potential savings are significant. “The fact that Wincor Nixdorf has so far had a different philosophy will help us.”

If the shareholders agree to the takeover, the new company will be called Diebold Nixdorf and will have annual net sales of EUR 4.8 billion. Mattes, who was born in Germany, has announced that there will be no cuts to the company’s current 9,000 jobs in the country beyond the 1,100 already planned as part of a restructuring program.

And the name Nixdorf, which still has positive associations, at least in Germany, will also be retained. Heinz Nixdorf, who was born in Paderborn in 1925, came from humble origins, but managed to become one of Germany’s best known corporate leaders. His “midrange computer systems,” which the self-made man sold as office equipment from the mid-1960s onwards, eventually came under pressure from a new development: the personal computer. And Nixdorf made a major mistake: He failed to move with the times. In the early 1980s, he famously said “I don’t make Goggomobils,” referring to the well-known type of microcar.

That was the beginning of the end. Heinz Nixdorf died unexpectedly in 1986, having suffered a heart attack at his company’s Cebit party. His successor, Klaus Luft, whom the patriarch had chosen personally, was not able to turn things around. In 1986, the year the founder died, the company made a profit of DM 222 million and employed 30,000 people. Luft bet on strong growth. Three years later the company made a loss of almost DM 1 billion. Its products simply weren’t good enough and had to be forced on the market, incurring huge sales costs. In November 1989, as the Berlin wall fell, Klaus Luft resigned from the company to avoid being fired.

Siemens took over the company in 1990, but it was never a happy partnership

Ultimately, Munich-based Siemens took over the company. In 1990, while Germany celebrated its reunification, Siemens Nixdorf Informationssysteme officially opened for business. Nixdorf was a part of Siemens for nine years. Not much is left from that era. The Munich-based conglomerate acquired a majority of shares in 1990 and merged the company with its own data-processing division.

Siemens Nixdorf Informationssysteme AG (SNI) remained listed on the stock market as Europe’s largest computer maker. In 1992, Siemens bought the remaining shares. But Siemens was never happy with Nixdorf. Multiple rounds of cost cutting followed. The service business was later hived off and merged with the Siemens Business Services (SBS) segment – a line of business that Siemens is also no longer involved with today. In 1998, Siemens yanked SNI AG from the stock market and amalgamated the computer business with the rest of the company.

That venture also came to an end one year later. In 1999, Siemens sold the cash-register and bank-computer segment to two private equity companies. SBS continued to do business for a few more years before being wound down in the wake of the corruption crisis that shook the entire company. Nixdorf, or rather its valuable assets, was taken over by investors, hence the suffix Wincor – which stands for “winning core.” For a few years, the business with ATMs and cash register systems boomed. But with more and more consumers going cashless and banks looking to save, Wincor Nixdorf has seen its fortunes wane.

Diebold will pay around EUR 1.7 billion for Wincor Nixdorf (shares in the German company are estimated to be worth EUR 52.50 each), an increase of just over 40 percent compared to the price in October, when the negotiations began. Investors have praised the move. Shares in Wincor Nixdorf, which are listed on the MDax, posted solid gains, rising to more than EUR 48 (up 5.6 percent) in afternoon trading.

Newspaper Article from Handelsblatt Translated into English from German

November 23, 2015 – Wincor Nixdorf-Diebold merger – a major stretch for the IT pioneer

Ailing ATM maker Wincor Nixdorf is poised for a takeover by U.S. competitor Diebold. Despite its long-seated resistance, the company now sees the advantages of a merger. An analysis.

Dusseldorf. Two weeks ago, Eckard Heidloff was still rather quiet with regard to the chances of an agreement. The talks on a merger between Wincor Nixdorf and U.S. competitor Diebold were far from over, and it remained unclear whether the company would try to find its own way in the challenging ATM and cash register system market, according to Heidloff. “We are not one of those companies that has seen better days and is waiting to be taken over,” the Wincor CEO said at the time, with confidence. “There are advantages and disadvantages a merger like this.”

Now, after weeks of negotiations, the advantages seem to outweigh the disadvantages, even for the previously skeptical Heidloff. On Monday, Wincor Nixdorf and Diebold announced an agreement, according to which both companies believe that their future lies in a single, globally operating corporation. “Bit by bit, we came to realize that a merger is the better option for both companies,” Heidloff says. The move now rests on shareholders’ approval.

The merger will create a strong industry number two behind the uncontested global market leader, NCR, also from the U.S. Heidloff was ultimately forced to admit that Wincor’s chances of truly surviving alone in the long term were too poor.

Customers, markets and the company’s own sector are undergoing far too massive changes to ignore. The role played by hardware, such as ATMs (long one of Wincor’s strengths), is dwindling with each passing day, being replaced by software and services – entailing significant research and development efforts. All three big names in the business have taken steps toward this transformation, but Wincor was the last to do so.

As a result, Heidloff’s priority in the intense talks with Diebold was to limit the damage to the greatest possible extent. He has largely succeeded in doing so, as two decisions indicate: Wincor and Diebold executives will each account for about half of the new company’s senior management, and more job and cost cuts in Germany than those already planned by Wincor appear unlikely before the end of fiscal year 2017/18, despite initial fears.

This is good news for staff – but it is also just one step along the path. It does not take much imagination to picture the future of Wincor’s legacy. In three years, at the latest, once the merger has been completed, investment decisions will be made on a group-wide basis according to what promises to be the most cost effective in the end.

In a market that will be increasingly defined by software and services, the Wincor sites will have their work cut out for them to avoid being left behind in the competition within the company. If they fail, all that will remain of the former IT pioneer Wincor Nixdorf is a footnote in the rather unfruitful annals of German IT history.

Newspaper Article from Handelsblatt Translated into English from German

November 23, 2015 – From Westphalians to Americans

A major merger between ATM manufacturers is one step closer to becoming reality: Wincor Nixdorf and U.S. competitor Diebold have agreed on the key points of the deal. A look at what the Paderborn-based company has achieved for shareholders.

North Canton/Paderborn. Ailing ATM and cash register maker Wincor Nixdorf is poised for a takeover by U.S. competitor Diebold. The Americans plan to shell out up to EUR 1.7 billion for the German company. Diebold manufactures hardware and software systems for self-service devices. The company makes ATMs and checkout scanners and employs some 16,000 people.

Wincor Nixdorf is the number three in the industry worldwide. The company has already launched a restructuring program, including job cuts. Of the roughly 9,200 jobs, around 1,100 are to be axed, including 500 in Germany, as the company announced in April.

Together, both companies most recently generated annual net sales of approximately EUR 4.8 billion. The new company is to be called Diebold Nixdorf and will be officially headquartered in North Canton, Ohio. Its management will be based at the main offices in the U.S. and Paderborn. Diebold Andy Mattes is slated to head the new company.

Wincor CEO Eckard Heidlhoff [sic] will take over an advisory and supervisory position. The German company’s CFO, Jürgen Wunram, will lead the drive to join the two companies together, according to the plans.

Specifically, the offer calls for EUR 38.98 in cash plus 0.434 Diebold shares per Wincor Nixdorf share, as the two companies announced in North Canton and Paderborn on Monday. Both companies confirmed talks on a takeover in mid-October, yet remained vague.

The Wincor Nixdorf share will be valued at EUR 52.50 for the purpose of the transaction, according to the company. The actual value depends on the performance of the Diebold share and the euro’s exchange rate to the dollar.

News of the offer sent the value of the share soaring. Wincor shares, which are listed on the MDax, gained up to 13.5 percent in premarket trading, rising to EUR 52 – their highest price since early 2014. Share prices fell to EUR 32 in mid-August on account of the massive problems at Wincor Nixdorf in recent times.

Other sources of revenue needed

News of this spurred the Americans into action, who sensed a choice opportunity to enter the European market. Diebold CEO Andy Mattes hopes that the takeover of Wincor will make it possible to keep up with the pace of change in the industry.

He also emphasized that the two companies were a perfect match with regard to regional coverage. In addition, he expects the consolidated group to be able to save USD 160 million a year, despite not having plans to expand job cuts in Germany beyond a savings program at Wincor Nixdorf that has already been announced.

The ATM sector is facing a period of transformation. Cash is playing an increasingly dwindling role in countries such as the U.S. and Sweden, forcing manufacturers to look for other sources of revenue, such as providing software and services.

Wincor has also been suffering from savings programs at banks and retailers’ reluctance to invest. In fiscal year 2014/15, which ended in September, Wincor was left with net profits of just 8 million (prior year: 104 million). The company did not pay a dividend. Blackstone, a U.S. private equity firm, recently acquired a stake in NCR for USD 820 million, giving it more than 15 percent of the company.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor

Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.